Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 9, 2011.

Pricing Supplement to the Prospectus dated July 6, 2011 and the

Prospectus Supplement dated July 6, 2011 — No.

$

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate Notes due 2029

Medium-Term Notes, Series D

We will pay you interest semi-annually on your notes at a rate of 5.00% per annum from and including August     , 2011 to but excluding August     , 2019. We will pay you interest semi-annually on your notes at a rate of 6.00% per annum from and including August     , 2019 to but excluding August     , 2024. We will pay you interest semi-annually on your notes at a rate of 7.125% per annum from and including August     , 2024 to but excluding August     , 2027. We will pay you interest semi-annually on your notes at a rate of 8.00% per annum from and including August     , 2027 to but excluding the stated maturity date (August     , 2029). Interest will be paid on each February         and August        . The first such payment will be made on February     , 2012.

In addition, we may redeem the notes at our option, in whole but not in part, on each February     , May     , August      and November      on or after February     , 2012, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. Although the interest rate will step up during the life of your notes, you may not benefit from such increase in the interest rate if your notes are redeemed prior to the stated maturity date.

	Per Note	Total
Initial price to public	%	$
Underwriting discount	%	$
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	%	$

The initial price to public set forth above does not include accrued interest, if any. Interest on the notes will accrue from August     , 2011 and must be paid by the purchaser if the notes are delivered after August     , 2011.

In addition to offers and sales at the initial price to public, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated August     , 2011.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include any of its consolidated subsidiaries. Also, in this section, references to “holders” mean The Depository Trust Company (DTC) or its nominee and not indirect owners who own beneficial interests in notes through participants in DTC. Please review the special considerations that apply to indirect owners in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

This pricing supplement no.      dated August         , 2011 (pricing supplement) and the accompanying prospectus dated July 6, 2011 (accompanying prospectus), relating to the notes, should be read together. Because the notes are part of a series of our debt securities called Medium-Term Notes, Series D, this pricing supplement and the accompanying prospectus should also be read with the accompanying prospectus supplement, dated July 6, 2011 (accompanying prospectus supplement). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

The notes are part of a separate series of our debt securities under our Medium-Term Notes, Series D program governed by our Senior Debt Indenture, dated as of July 16, 2008, between us and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific terms that will apply to your notes. The terms of the notes described here supplement those described in the accompanying prospectus supplement and accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Terms of the Callable Step-Up Fixed Rate Notes due 2029

Issuer: The Goldman Sachs Group, Inc.

Principal amount: $

Specified currency: U.S. dollars ($)

Type of Notes: Fixed rate notes (notes)

Denominations: $1,000 and integral multiples of $1,000 in excess thereof

Trade date:

Original issue date: August     , 2011

Stated maturity date: August     , 2029

Interest rate: 5.00% per annum from and including August     , 2011 to and excluding August     , 2019; 6.00% per annum from and including August     , 2019 to and excluding August     , 2024; 7.125% per annum from and including August     , 2024 to and excluding August     , 2027; 8.00% per annum from and including August     , 2027 to and excluding August     , 2029

Original issue discount (OID): not applicable

Interest payment dates: February      and August     of each year, commencing on February     , 2012 and ending on the stated maturity date

Regular record dates: every February      and August

Day count convention: 30/360 (ISDA)

Business day: New York

Business day convention: following unadjusted

Redemption at option of issuer before stated maturity: We may redeem the notes at our option,

in whole but not in part, on each February    , May    , August      and November      on or after February     , 2012, upon five business days’ prior notice, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date

Listing: None

ERISA: as described under “Employee Retirement Income Security Act” on page 143 of the accompanying prospectus

CUSIP no.: 38143UXT3

ISIN no.: US38143UXT32

Form of notes: Your notes will be issued in book-entry form and represented by a master global note. You should read the section “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus for more information about notes issued in book-entry form

Defeasance applies as follows:

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the holder: yes

•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the holder: yes

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Calculation Agent: Goldman, Sachs & Co.

ADDITIONAL INFORMATION ABOUT THE NOTES

Book-Entry System

We will issue the notes as a master global note registered in the name of DTC, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from DTC except in the limited situations described in the accompanying prospectus under “Legal Ownership and Book-Entry Issuance — What Is a Global Security? — Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. Investors may hold interests in a master global note through organizations that participate, directly or indirectly, in the DTC system.

When We Can Redeem the Notes

We will be permitted to redeem the notes at our option before their stated maturity, as described below. The notes will not be entitled to the benefit of any sinking fund – that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will have the right to redeem the notes at our option, in whole but not in part, on each February     , May     , August      and November      on or after February     , 2012, at a redemption price equal to 100% of the outstanding principal amount plus accrued and unpaid interest to but excluding the redemption date. We will provide not less than five business days’ prior notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the attached prospectus. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

What are the Tax Consequences of the Notes

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus supplement and the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

The notes should not be treated as issued with “original issue discount” (“OID”) despite the fact that the interest rate on the notes is scheduled to step-up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on August     , 2019 and therefore the notes should be treated as maturing on such date for OID purposes. This assumption is made solely for purposes of determining whether the note is issued with OID for U.S. federal income tax purposes, and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the increase in the interest rate then, solely for OID purposes, the note will be deemed to be reissued at their adjusted issue price on August     , 2019. This deemed issuance should not give rise to taxable gain or loss to holders. The same analysis would apply to any subsequent increase in the interest rate, and therefore the notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, and subject to the discussion in the second following paragraph, the coupon on a note will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes (regardless of whether we call the notes).

Upon the disposition of a note by sale, exchange, redemption or retirement (i.e., if we exercise our right to call the notes or otherwise) or other disposition, a U.S. holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note (net of accrued interest) to the U.S. holder. If you are a non-corporate U.S. holder, long-term capital gain that you recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the initial price to public set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of         % of the face amount. In addition to offers and sales at the original issue price, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $                . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on                     , 2011, which is the            scheduled business day following                     , 2011 (the date of the pricing of the notes). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, in the event that the notes will initially settle in more than three business days, to specify alternative settlement arrangements to prevent a failed settlement.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

Pricing Supplement

$

The Goldman Sachs Group, Inc.

Callable Step-Up Fixed Rate Notes

due 2029

Medium-Term Notes, Series D

Goldman, Sachs & Co.